UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **News Release - AGA Results for the Third Quarter 2014**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

3 November 2014

NEWS RELEASE

AngloGold Beats Q3 Guidance; Prioritises Self-Help Steps to Cut Debt

- Record safety performance
- Production 1,128Moz up 8% year-on-year; beats guidance
- Total cash costs up 1% to $820/oz; beat guidance
- All-in-sustaining costs down 10% year-on-year to $1,036/oz
- All-in costs down 19% year-on-year to $1,144/oz
- Free Cash Flow of $30m, vs outflow of $222m in the same period a year ago
- Adjusted EBITDA $400m from $327m year-on-year
- EBITDA margin up to 31% from 24% year-on-year
- Normalised AHEPS 16 US cents to 28 cents year-on-year due to lower gold price, inflationary increases, higher amortisation and taxation charges
- Significant maiden resource declared at Nuevo Chaquiro copper-gold deposit in Colombia

(JOHANNESBURG – RELEASE) – AngloGold Ashanti's costs and production for the third quarter beat guidance, helping the company generate free cash flow and reduce debt as fundamental operating and safety improvements continued to gain traction across the business. The company also narrowed its production outlook for the year to the top end of the initial guidance range and reduced its capital expenditure forecast.

Production was 1.128Moz at a total cash cost of $820/oz for the three months to September 30, compared to 1.043Moz at a total cash cost of $809/oz in the corresponding period of last year. Guidance for the quarter was for 1.06Moz – 1.09Moz at $850/oz - $890/oz. All-in-sustaining costs, which include sustaining capital as well as corporate and exploration costs, improved 10% year-on-year to $1,036/oz. These cost improvements were made despite annual wage and winter power tariff increases.

AngloGold Ashanti has prioritised the generation of sustainable free cash flow from its business as its key strategic objective. The company has made significant improvements to direct and indirect operating costs while returning to production growth for the first time in almost a decade, all while posting the best safety performance in its history. These initiatives together have helped the company reduce debt marginally in each of the past three quarters, despite a lower gold price.

"Our operations are firing on all cylinders," Chief Executive Officer Srinivasan Venkatakrishnan, said. "We've prioritised and have started working on a range of self-help measures to generate cash from within the current operating base to further deleverage the balance sheet over the medium term. We will also consider the sale or partnership of an operating asset, if required."

Cash inflow from operating activities of $320m for the three months to September 30 was similar to the $319m in the third quarter in 2013, despite the lower gold price received. Free cash flow of $30m after all expenditures in the third quarter, compared to the total outflow of $222m in the third quarter of 2013, highlighted significant operating and cost improvements across a broad front.

AngloGold Ashanti's debt facilities are long-dated, with revolving credit facilities – most currently undrawn – maturing only in 2019, and the first bond maturities only in 2020. Net debt to adjusted EBITDA of about 1.6 times is within covenant limits of 3.5 times. Liquidity is good with available cash, active commercial paper programmes and significant amounts remaining undrawn in its bank facilities ($1bn in US dollar RCF and roughly A$151m undrawn in the A$500m Australian dollar RCF).

Once again, this significant improvement in operating and free cash flow performance was made alongside another record safety performance. AngloGold Ashanti recorded its second fatality-free quarter in succession, for the first time in the company's history. In addition, the company's other safety metrics reached their best levels ever, an achievement all the more noteworthy given the potential dangers posed by the earthquake that shook the Vaal River mines in August. In the event, all 3,300 employees working underground at the time were safely lifted to surface, with only a handful of minor injuries reported.

Outlook

The strong performance in the first nine months of 2014 helped AngloGold Ashanti tighten the production outlook for 2014 to 4.35Moz-$4.45Moz, at the top end of initial of guidance 4.2Moz – 4.5Moz. This improvement comes despite the sale of the Navachab mine in Namibia in May, losses caused by the earthquake in South Africa, and the transition of the Obuasi Mine to limited operating state by the year-end.

Forecast capital expenditure, initially set at $1.35bn - $1.45bn, has been lowered to $1.25bn - $1.35bn, due mainly to savings at the loss-making Obuasi mine. The forecast for all-in sustaining costs has been kept at $1,025/oz - $1,075/oz.

A study ahead of the reopening of the Obuasi mine, which has a 8.14Moz proved and probable reserve and 27.4Moz inclusive mineral resource, as a full mechanised operation, is scheduled for completion early next year. The company will use cash flows and facilities to fund the remaining retrenchment costs at the mine during the fourth quarter.

Earnings

Adjusted headline earnings (AHE) were $2m in the three months to 30 September 2014, compared with $576m in the corresponding period of 2013, when AHE reflected a $567m realised fair value gain on a three-year convertible bond. By removing a number of once-off items, normalised AHE for the period, was $66m, or 16 US cents a share, compared with $110m or 28 cents in the corresponding quarter of 2013. This was due to a lower gold price, annual inflationary increases, higher amortisation and taxation charges.

Adjusted Earnings Before Interest Depreciation and Amortisation (adjusted EBITDA) increased to $400m from $327m in the third quarter of 2013, reflecting an improvement in the adjusted EBITDA margin from 24% a year ago, to the current 31%.

ENDS

JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 11 637 6031/+27 81 032 2563   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 11 637 6031/+27 81 032 2563   sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 82 821 5322/+27 11 6376763   fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 3, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance